CM

06008818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

revised

SEC FILE NUMBER
8- 52045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2005 (MM/DD/YY) AND ENDING 3/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Turchin Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5172 Village Creek Drive, Suite 104
(No. and Street)

Plano (City) TX (State) 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gil L. Turchin 972/732-0730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis, Wolff & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400 (Address) Dallas (City) TX (State) 75240 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gil L. Turchin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turchin Financial Corporation, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

KRISTAN ILENE GENTRY
NOTARY PUBLIC
State of Texas
Comm. Exp. 01-10-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TURCHIN FINANCIAL CORPORATION

Financial Statements
with
Independent Auditors' Report
and
Supplemental Information

Years Ended March 31, 2006 and 2005

TURCHIN FINANCIAL CORPORATION

Table of Contents

TravisWolff
ADVISORS & ACCOUNTANTS

Known internationally as Moore Stephens Travis Wolff, LLP

5580 LBJ Freeway
Suite 400
Dallas, TX
75240-6265

972.661.1843 tel
972.490.4120 fax

www.traviswolff.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Turchin Financial Corporation

We have audited the accompanying statements of financial condition of Turchin Financial Corporation (the "Company") as of March 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Turchin Financial Corporation as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

May 8, 2006

TURCHIN FINANCIAL CORPORATION

Statements of Financial Condition

	March 31, 2006	March 31, 2005
ASSETS		
Cash and cash equivalents	**$ 11,203**	$ 15,368
Unbilled accounts receivable	**350**	-
Total assets	**$ 11,553**	$ 15,368
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses	**$ 437**	$ 306
Commitments and contingencies	-	-
Stockholder's equity		
Common stock - $0.01 par, 10,000 shares authorized; 2,000 shares issued and outstanding	**20**	20
Additional paid in capital	**19,980**	19,980
Accumulated deficit	**(8,884)**	(4,938)
Total stockholder's equity	**11,116**	15,062
Total liabilities and stockholder's equity	**$ 11,553**	$ 15,368

See notes to financial statements.

TURCHIN FINANCIAL CORPORATION

Statements of Operations

	March 31,	
	2006	2005
Fee and service revenue	$ **27,012**	$ 68,150
Expenses:		
Salaries	**-**	39,090
Retirement plan contribution	**-**	2,000
Promotional	**1,619**	909
Regulatory	**883**	1,260
Rent	**9,000**	9,000
Professional	**5,637**	4,470
Insurance	**369**	369
Travel and entertainment	**2,866**	3,850
Telephone	**3,378**	3,064
Auto	**4,335**	3,259
Office supplies	**663**	2,059
Other	**2,208**	2,790
	30,958	72,120
Loss before income taxes	**(3,946)**	(3,970)
Income tax provision	**-**	354
Net loss	$ **(3,946)**	$ (4,324)

See notes to financial statements.

TURCHIN FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
Years Ended March 31, 2006 and 2005

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, March 31, 2004	1000	$ 10	$ 9,990	$ (614)	$ 9,386
Issuance of common stock	1000	10	9,990	-	10,000
Net loss	-	-	-	(4,324)	(4,324)
Balance, March 31, 2005	2,000	$ 20	$ 19,980	$ (4,938)	$ 15,062
Net loss	-	-	-	**(3,946)**	**(3,946)**
Balance, March 31, 2006	**2,000**	**$ 20**	**$ 19,980**	**$ (8,884)**	**$ 11,116**

See notes to the financial statements.

TURCHIN FINANCIAL CORPORATION

Statements of Cash Flows

		March 31, 2006		2005
Cash flows from operating activities				
Net loss	$	**(3,946)**	$	(4,324)
Adjustment to reconcile net loss to net cash used in operating activities				
Deferred income taxes		**-**		354
Changes in operating assets and liabilities:				
Unbilled accounts receivable		**(350)**		
Accrued expenses		**131**		274
Deferred revenue		**-**		(2,500)
Net cash used in operating activities		**(4,165)**		(6,196)
Cash flows from financing activities:				
Proceeds from issuance of common stock		**-**		10,000
Net cash provided by financing activities		**-**		10,000
Increase (decrease) in cash and cash equivalents		**(4,165)**		3,804
Cash and cash equivalents, beginning of year		**15,368**		11,564
Cash and cash equivalents, end of year	$	**11,203**	$	15,368
Supplemental schedule of cash flow information				
Cash paid for income taxes	$	**-**	$	-

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Polices

Nature of business
Turchin Financial Corporation, a Texas Corporation, (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Substantially all of the Company's business is conducted with customers located in the state of Texas.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with maturities of less than ninety days when purchased.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are maintained in bank accounts, which at times could exceed federally insured limits. The Company has not experienced any losses from such accounts and believes they are not exposed to any significant risk.

For the year ended March 31, 2006, three customers accounted for approximately 41%, 37%, and 19% of fee and service revenue, respectively. For the year ended March 31, 2005, 50% of fee and service revenue were related to one customer.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes
The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Note 1 - Nature of Business and Summary of Significant Accounting Polices - (Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Common Stock

During the year ended March 31, 2005, the Company issued to its stockholder 1,000 shares of common stock for $10,000. No equity transactions occurred during the year ended March 31, 2006.

Note 3 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2006 and 2005, the Company had net capital of $11,116 and $15,062, and a net capital requirement of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 and 0.02 to 1, for the years ended March 31, 2006 and 2005, respectively. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Liabilities Subordinated to Claims of General Creditors

During the years ended March 31, 2006 and 2005, there were no liabilities subordinated to claims of general creditors.

Note 5 - Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion of the tax assets will be realized. Based on these criteria, management has provided a valuation allowance of $1,108 and $715, at March 31, 2006 and 2005, respectively.

Note 5 - Income Taxes – (Continued)

The difference between the reported provision for income taxes and the amount normally expected by applying the statutory Federal rate to income before provision for income taxes results primarily from a net operating loss carryforward, certain permanent differences, and the change in the valuation allowance of $393.

At March 31, 2006, the Company had net operating loss carryforwards for tax purposes of approximately $6,900, expiring through 2026.

SUPPLEMENTAL INFORMATION

TURCHIN FINANCIAL CORPORATION

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	March 31, 2006	March 31, 2005
Net capital		
Total stockholder's equity	**$ 11,116**	$ 15,062
Less nonallowable assets:	**-**	-
Net capital	**$ 11,116**	$ 15,062
Aggregate indebtedness		
Total liabilities	**$ 437**	$ 306
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	**$ 29**	$ 20
Minimum dollar net capital requirement of reporting broker or dealer	**$ 5,000**	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	**$ 5,000**	$ 5,000
Net capital in excess of required minimum	**$ 6,116**	$ 10,062
Excess net capital at 1000%	**$ 11,072**	$ 15,031
Ratio: Aggregate indebtedness to net capital	**$ 0.04 to 1**	$ 0.02 to 1
Reconciliation with the Company's computations		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS reports	**$ 10,953**	$ 15,062
Adjustments, net	**163**	-
Net capital per above	**$ 11,116**	$ 15,062

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the National Association of Securities Dealers, Inc. as of March 31, 2006 and 2005, respectively.

See independent auditors' report.

TURCHIN FINANCIAL CORPORATION

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15C3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
Company's

REPORT ON INTERNAL CONTROL

Board of Directors
Turchin Financial Corporation

In planning and performing our audits of the financial statements and supplemental schedules of Turchin Financial Corporation for the years ended March 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons

- Recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

Dallas, Texas
May 8, 2006